                                                  SECURITIES AND EXCHANGE COMMISSION
                                                        Washington, D.C. 20549

                                                             ____________

                                                            SCHEDULE 14D-9

                                  Solicitation/Recommendation Statement under Section 14(d)(4) of the
                                                    Securities Exchange Act of 1934
                                                           (Amendment No. 4)

                                                            ______________

                                                         DIGITAL IMPACT, INC.
                                                       (Name of Subject Company)

                                                         DIGITAL IMPACT, INC.
                                                 (Name of Person(s) Filing Statement)

                                                Common Stock, Par Value $.001 Per Share
                                                    (Title of Class of Securities)

                                                           _________________

                                                              25385G 10 6
                                                 (CUSIP Number of Class of Securities)

                                                            Jerry C. Jones
                                                            Vice President
                                                          #1 Information Way
                                                            P. O. Box 8180
                                                      Little Rock, Arkansas 72203

                                             (Name, address and telephone number of person
                                          authorized to receive notices and communications on
                                               behalf of the person(s) filing statement)

                                                           _________________

                                                            With copies to:

                                                        John P. Fletcher, Esq.
                                                        Goodloe M. Partee, Esq.
                                                            Kutak Rock LLP
                                                         425 W. Capitol Avenue
                                                              Suite 1100
                                                      Little Rock, Arkansas 72201
                                                            (501) 975-3000

      |_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

      The purpose of this amendment is to amend and supplement Item 8 of the Solicitation/Recommendation Statement on Schedule 14D-9
previously filed by Digital Impact, Inc. (the "Company") on April 1, 2005, as thereafter amended and supplemented.

Item 8. Additional Information.

      Item 8 is hereby amended and supplemented as follows:

      The Offer. The subsequent offering period expired at 5:00 p.m., New York City time, on May 5, 2005.  The depositary for the
Offer, EquiServe Trust Company, N.A., has advised Acxiom and Offeror that, as of the expiration of the subsequent offering period, an aggregate of 35,939,541 Shares were validly tendered representing approximately 91.9% of the outstanding Shares.  Offeror accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer.  Effective May 9, 2005, Offeror will be merged with and into the Company and all remaining Shares (other than Shares held by stockholders who properly exercise their appraisal rights pursuant to the DGCL) will be converted into the right to receive $3.50 per share in cash, without interest.
As a result of the Merger, the Shares will no longer be listed on the Nasdaq National Market and the Company will continue as a wholly owned subsidiary of Acxiom.

                                                               SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2005                                             DIGITAL IMPACT, INC.

                                                               /s/  Jerry Jones
                                                              ___________________________________
                                                              Jerry Jones
                                                              Vice President